Exhibit 99.1

Santiago, May 13, 2015
GG/075/2015

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

RE: MATERIAL EVENT NOTICE

For your information:

Pursuant to the provisions set forth in articles 9 and 10 of Law No. 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions (Recopilación Actualizada de Normas), and to the authorization of the Board of Directors of CorpBanca in a special meeting of the Board of Directors held on May 12, 2015, I hereby report to you the following MATERIAL EVENT:

In a special meeting of the Board of Directors of CorpBanca held on May 5, 2015, the Board received a formal presentation of the expert report (the “Expert Report”) issued by the independent expert Mr. Alejandro Cerda Gallardo (the “Expert”), partner of KPMG Auditores Consultores Limitada, relating to the merger of CorpBanca and Banco Itaú Chile, as described in the Transaction Agreement executed on January 29, 2014 (the “Merger”).

Considering the current market speculation relating to the content and conclusions of the Expert Report, the Board has resolved to make the Expert Report publicly available to the shareholders of CorpBanca immediately, by publishing the Expert Report today on CorpBanca’s website at www.corpbanca.cl. This immediate disclosure is being made despite the requirement under current legislation that the Expert Report be made available to the shareholders at CorpBanca’s website only on the date that the Board calls a special shareholders meeting to vote on the approval of the merger.

As stated in the Expert Report, the valuation model used to value both banks was the discounted dividend model, based on the financial information available as of December 31, 2014, therefore estimating profits and projections with the information as of such date, without adjustments for events or variations following such date.

The Board determined that, comparing the valuations in the Expert Report with those made in the fairness opinions issued by the investment banks that were considered for the purpose of approving the Transaction Agreement, there has been a substantial decrease in the value of Banco Itaú Chile of approximately US$ 1,000 million, during the last 15 months.

As it was stated in the material event notice issued by Itaú Unibanco Holding S.A. (“Itaú Unibanco”), Itaú Unibanco proposed a financial adjustment (the “Proposed Financial Adjustment”) to the Bank, which would allow the shareholders of CorpBanca to receive an additional dividend of US$ 300 million against the retained earnings of the same bank, and a reduction of US$ 27 million to the ordinary dividend to be received by the shareholders of Banco Itaú Chile against its net income for the year ended December 31, 2014. As stated in the above mentioned material event notice, the Proposed Financial Adjustment is based on the analysis provided in the Expert Report.

The Board of Directors of CorpBanca, as agreed in its special meeting held on May 12, 2015, determined that the Proposed Financial Adjustment, even though is a step in the right direction by Itaú Unibanco, does not remedy the valuation difference demonstrated by the Expert Report. There remains a material valuation difference that requires an additional adjustment to be adequately remedied.  Absent such additional adjustment, the shareholders of Corpbanca will not receive the full control premium that Itaú Unibanco should pay.

Additionally, considering the net income projections of CorpBanca and Banco Itaú Chile, and specifically the valuations made in the Expert Report as of December 31, 2014 and the financial results of both entities as of March 31, 2015, the Bank announced the hiring of Citibank, N.A. to advise the Board of Directors and to issue a new fairness opinion. We expect this new fairness opinion to be issued and made available to the shareholders of the Bank during May 2015.

The Board is still working on the Merger process, taking into consideration the best interest of all the shareholders of the Bank, and in full compliance with all its legal and contractual obligations under the Transaction Agreement.

Sincerely,

Fernando Massú Taré
CEO